Form 10KSB, Exhibit 13
period 1996-12-27
ZOMAX OPTICAL MEDIA INC
filed 1997-03-26
CIK 1010788

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
General
         The Company is a full-service, turnkey provider of CDs, cassettes, diskettes and related services. The Company services the multimedia needs of a wide variety of customers, including software distributors, computer manufacturers, recording studios and other producers of multimedia products for retail distribution, publishers, marketing groups and data base suppliers. In addition to actually replicating information on CDs, cassettes, and diskettes, the Company offers its customers a "one-stop shop" with a full range of related services such as package design, graphics design, printing, packaging, warehousing and drop shipping. The Company began manufacturing CDs in 1993. To further its reputation as a full-service provider of multimedia products, in 1995 the Company acquired cassette manufacturing equipment and added diskette manufacturing to its operations.

         Zomax Optical Media, Inc. (the Company) was incorporated on February 22, 1996 and completed its initial public stock offering of its common stock on May 10, 1996. Upon completion of the initial public stock offering, the Company received all of the operating assets, liabilities, and debt of Zomax Optical Media Limited Partnership (Partnership) in a tax-free exchange for 2,800,000 shares of its common stock. This transfer was accounted for at historical cost with no change in the book and tax bases of the assets contributed and liabilities and debts assumed, except for tax effects resulting from converting from a partnership to a corporation. Since the exchange created a new reporting entity, the financial statements of the Partnership prior to the offering have been captioned Predecessor Partnership.


Results of Operations
         The following table sets forth certain operating data as a percentage of sales for the periods indicated.

                                                               (Predecessor
                                                               Partnership)
                                                              For the Period         (Predecessor
                                      Period From May 11       from Jan. 1           Partnership)
                                     Through Dec. 27, 1996   Through May 10,      For the Year Ended
                                                                   1996              Dec. 31, 1995
Sales                                     100.0%              100.0%                   100.0%
Cost of goods sold                         71.2%               72.2%                    75.9%
                                           -----               -----                    -----
Gross profit                               28.8%               27.8%                    24.1%
SG&A                                       16.3%               16.9%                    15.5%
                                           -----               -----                    -----
Operating income                           12.5%               10.9%                     8.5%
Interest expense                          (1.7)%              (2.4)%                   (2.4)%
Interest income                             2.0%                 .4%                      .5%
                                            ----                 ---                      ---
Income before income taxes                 12.8%                8.9%                     6.7%
                                                                ----                     ----
Income taxes                                5.2%
                                           -----
Net income                                  7.6%
                                           -----


Year Ended December 27, 1996 Compared to Year Ended December 31, 1995
Sales
         Sales increased 40.3% to $18,547,796 in 1996 for the combination of the Predecessor Partnership and the Company from $13,217,539 in 1995. The higher sales in 1996 resulted principally from a 46% increase in CD sales and the addition of diskette duplicating services, offset by a 16% decline in cassette sales. Substantially all of the increase in CD sales in 1996 was due to an increase in the number of units sold. The Company believes the growth in CD sales resulted from increased production capacity which allowed the Company to manufacture more CDs and thereby compete more effectively in the rapidly growing CD-ROM market, increased marketing efforts and the strategy of being a full service provider of multimedia products and related services. Cassette unit sales declined approximately 16% in 1996 principally due to lower sales to one customer.

Cost of goods sold
         Cost of goods sold as a percentage of sales was 71.6% and 75.9% for 1996 and 1995, respectively. The Company was able to decrease the cost of goods sold percentage through increased production and improved plant efficiency. The Company outsourced 3% of its CD manufacturing during the year ended December 27, 1996 as compared to 35% in 1995. The cost for such outsourced production is significantly higher than the cost of CDs produced by the Company. The Company was able to reduce its outsourcing by increasing its CD manufacturing capacity by approximately 10.0 million units in 1996 through the purchase of new machinery.

Selling, general and administrative
         Selling, general and administrative expense increased as a percentage of sales to 16.4% in 1996 from 15.5% in 1995. The increase in 1996 resulted principally from an increase in salary expense, resulting from hiring additional corporate staff in sales, customer service, accounting and other administrative functions. In 1996, the Company also increased its reserve for doubtful accounts principally due to the uncertainty regarding the collection of a $209,000 receivable balance and an overall increase in accounts receivable balances. In 1996, the Company also incurred additional costs of being a public company.

Interest income (expense)
         Interest income increased to $284,624 in 1996 from $70,956 in 1995. The increase in interest income resulted from the investment of the proceeds of the Company's initial public offering in May, 1996. Interest expense increased to $357,166 in 1996 from $318,087 in 1995 as the result of increased borrowings to finance purchases of additional CD manufacturing equipment in 1996.

Income tax expense
         The Company's effective income tax rate for the period from May 11, 1996 through December 27, 1996 was 40.4%. Prior to May 11, 1996, the Company operated as a partnership for income tax purposes.

Liquidity and Capital Resources
         As of December 27, 1996, the Company had cash totaling $6,914,899 and working capital of $7,110,373. The increase in cash and working capital from 1995 levels of $936,662 and $1,019,496, respectively, resulted from the completion of the Company's initial public offering on May 10, 1996. Total proceeds to the Company from the sale of 1,585,000 shares of common stock were $9,251,850, net of offering costs. The Company has committed to the purchase of mastering equipment with an estimated cost of $4.0 million and plans to purchase additional CD manufacturing and related equipment totaling $3.0 million in 1997. The Company plans to finance these purchases with long term financing and cash. The Company has a revolving line of credit facility for up to $1.5 million of borrowings limited to an amount based on a formula using eligible accounts receivable and inventories. There were no borrowings outstanding under the revolving line of credit facility at December 27, 1996. The Company believes that it has sufficient liquidity and capital resources to meet its operating needs and capital expenditure requirements for the foreseeable future.

         In 1996, the Company generated $2.1 million of cash from operations while in 1995, the Company used cash in operations totaling $182,000. The use of cash for operating activities in 1995 principally resulted from a $2.5 million increase in accounts receivable. In 1996, the Company purchased $4.0 million of equipment as compared to $2.4 million in 1995. During 1996, the Company financed equipment purchases totaling $791,000 with long term debt compared to $2.1 million financed with long term debt in 1995. During the period when the Partnership existed, $1.5 million of capital contributions were received in 1995 and partners distributions were $1.1 million and $230,000 in 1996 and 1995, respectively.

         In February 1997, the Company signed a letter of intent to purchase all outstanding stock of Benchmark Media Services, Inc., a manufacturer, replicator and marketer of compact discs and diskettes. The Company intends to use a combination of cash and bank debt to finance this acquisition.

Seasonality
         The demand for CDs and other multimedia consumer products is seasonal, with increases in the fall reflecting increased demand relative to the new school year and holiday season purchases. This seasonality could result in significant quarterly variations in financial results, with the third and fourth quarters generally being the strongest.

Inflation
         Historically, inflation has not had a material impact on the Company. The cost of the Company's products is influenced by the cost of raw materials and labor. There can be no assurance that the Company will be able to pass on increased costs to its customers in the future.

Outlook
         The statements contained in this Outlook section are based on current expectations. These statements are forward looking and are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risk and uncertainty.

          The Company believes the total number of CDs sold worldwide will continue to grow in 1997. Further, 1997 unit prices are expected to decrease as a result of an increase in the number of CD manufacturers and higher production capacity for existing manufacturers. The Company believes it has an organization in place that will support the expected increase in sales growth with a minimum increase in salaried personnel.

         The Company plans to expand its manufacturing capacity through new equipment purchases in 1997 including the installation of CD glass mastering equipment during the second quarter of 1997 and additional molding equipment in the second half of 1997. The Company believes that these advancements will allow it to pursue a broader customer base and improve the quality of its products. The Company intends to finance these purchases with long term financing and existing cash. Additionally, the Company intends to expand its operations nationally by increasing its presence on the East and West coasts as well as the South through plant start-ups or acquisitions. There can be no guarantee that the Company will be able to secure the necessary financing or find suitable expansion opportunities. Its inability to do so will result in the delay or cancellation of planned equipment purchases and the need to forego other growth plans, which may adversely impact the Company's ability to meet market demand or expand operations.

         If the CD market demand does not continue to grow as expected, revenue growth would be adversely impacted and the manufacturing capacity installed may be underutilized. Pricing strategies of competitors and general economic factors, such as consumer confidence and inflation, all impact the Company.

                                  COMMON STOCK
         The Company's common stock began trading on May 10, 1996, on the Nasdaq National Market under the symbol "ZOMX," in connection with its initial public offering. Prior to May 10, 1996, there was no public market for the Company's Common Stock. A summary of the range of high and low bid quotations for the Company's common stock for the period from May 10, 1996 to December 27, 1996, is presented below. These prices reflect interdealer prices and do not include retail markups, markdowns or commissions.

                                                High                 Low
                 1996
                 Second Quarter (May 10,        $7.75                $6.75
                      1996 - June 30, 1996)
                 Third Quarter                  $8.63                $6.75
                 Fourth Quarter                 $7.88                $5.00


         The Company has never paid cash dividends on its capital stock and does not anticipate declaring or paying any cash dividends in the foreseeable future. The Company intends to retain future earnings for the development of its business.

         As of March 3, 1997, the Company had 85 stockholders of record, excluding stockholders whose stock is held either in nominee name and/or street name brokerage accounts. Based on information which the Company has obtained from its transfer agent, there are approximately 1,500 stockholders whose stock is held either in nominee name and/or street name brokerage accounts.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Zomax Optical Media, Inc.:

We have audited the accompanying balance sheets of Zomax Optical Media, Inc. (a Minnesota corporation which operated as Zomax Optical Media Limited Partnership through May 10, 1996) as of December 27, 1996 and December 31, 1995, and the related statements of operations, changes in partners' capital and shareholders' equity and cash flows for the periods from May 11, 1996 through December 27, 1996 and January 1, 1996 through May 10, 1996 and for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zomax Optical Media, Inc. as of December 27, 1996 and December 31, 1995, and the results of its operations and its cash flows for the periods from May 11, 1996 through December 27, 1996 and January 1, 1996 through May 10, 1996 and for the year ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                   /s/ Arthur Andersen LLP
                                                   ARTHUR ANDERSEN LLP



Minneapolis, Minnesota,
   January 24, 1997

                            ZOMAX OPTICAL MEDIA, INC.

             (Successor to Zomax Optical Media Limited Partnership)

                                 Balance Sheets

                                                                                   (Predecessor
                                                                                   Partnership)
                                                             December 27, 1996  December 31, 1995
                                                             -----------------  -----------------
                                    ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                    $ 6,914,899       $  936,662
   Accounts receivable, net of
      allowance for doubtful accounts
      of $531,000 and $110,000                                    3,944,929        3,019,333
   Inventories                                                    1,262,665          787,198
   Prepaid expenses                                                 110,443          102,234
                                                                -----------       ----------
               Total current assets                              12,232,936        4,845,427

PROPERTY AND EQUIPMENT, net of accumulated
   depreciation of $1,983,875 and $938,904                        7,574,501        4,662,406

RESTRICTED CASH (Note 2)                                            135,249          391,406

OTHER ASSETS, net                                                    12,167            5,167
                                                                -----------       ----------
                                                                $19,954,853       $9,904,406
                                                                ===========       ==========

            LIABILITIES AND PARTNERS' CAPITAL/ SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of notes payable                             $ 1,508,607       $1,216,375
   Accounts payable                                               1,590,088        1,767,262
   Accrued expenses                                               1,510,049          719,065
   Income taxes payable                                             513,819                -
   Preferential distribution to partners                                  -          123,229
                                                                -----------       ----------
               Total current liabilities                          5,122,563        3,825,931

NOTES PAYABLE, net of current portion                             1,714,374        2,589,218

COMMITMENTS AND CONTINGENCIES (Notes 2, 9 and 10)

PARTNERS' CAPITAL                                                         -        3,489,257
                                                                -----------       ----------
SHAREHOLDERS' EQUITY:
   Common stock, no par value, 15,000,000 authorized
      shares, 4,385,000 shares issued and outstanding            12,133,585                -
   Retained earnings                                                984,331                -
                                                                -----------       ----------
               Total shareholders' equity                        13,117,916                -
                                                                -----------       ----------
                                                                $19,954,853       $9,904,406
                                                                ===========       ==========



      The accompanying notes are an integral part of these balance sheets.

                            ZOMAX OPTICAL MEDIA, INC.

             (Successor to Zomax Optical Media Limited Partnership)

                            Statements of Operations


                                                                                       (Predecessor Partnership)
                                                                  Period From        Period From
                                                                  May 11 Through     January 1           Year Ended
                                                                  December 27,       Through May 10,     December 31,
                                                                      1996               1996                1995
                                                                   -----------       ----------          -----------
SALES                                                              $12,887,050       $5,660,746          $13,217,539

COST OF SALES                                                        9,180,325        4,089,721           10,036,991
                                                                    ----------       ----------           ----------
              Gross profit                                           3,706,725        1,571,025            3,180,548

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                         2,094,741          956,239            2,053,443
                                                                    ----------       ----------           ----------
               Operating income                                      1,611,984          614,786            1,127,105

INTEREST EXPENSE                                                      (221,266)        (135,900)            (318,087)

INTEREST INCOME                                                        261,613           23,011               70,956
                                                                    ----------       ----------           ----------
               Income before income taxes                            1,652,331          501,897              879,974

PROVISION FOR INCOME TAXES                                             668,000
                                                                    ----------
NET INCOME                                                         $   984,331
                                                                    ==========
EARNINGS PER SHARE                                                 $      0.23
                                                                    ==========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                        4,355,434
                                                                    ==========
PRO FORMA:
   Provision for income taxes                                                           195,000              340,000
                                                                                      ---------            ---------
   Net income                                                                        $  306,897          $   539,974
                                                                                      =========            =========
   Earnings per share                                                                $     0.11          $      0.19
                                                                                      =========            =========
   Weighted average number of shares outstanding                                      2,800,000            2,800,000
                                                                                      =========            =========



         The accompanying notes are an integral part of these tatements.

                            ZOMAX OPTICAL MEDIA, INC.

             (Successor to Zomax Optical Media Limited Partnership)

       Statements of Changes in Partners' Capital and Shareholders' Equity


                                                                             Shareholders' Equity
                                                                       ---------------------------------------------------------
                                                        Partners'                  Common           Retained
                                                         Capital       Shares       Stock           Earnings           Total
                                                        ----------    ---------    -----------      ---------        -----------
BALANCE, December 31, 1994                              $1,634,632            -    $         -      $      -         $ 1,634,632
   Partner capital contributions,
      net of issuance costs                              1,527,735            -              -             -           1,527,735
   Repurchase of limited interests                        (300,000)           -              -             -            (300,000)
   Net income for the Predecessor Partnership              879,974            -              -             -             879,974
   Distribution to partners                               (253,084)           -              -             -            (253,084)
                                                        ----------    ---------    -----------      ---------        -----------

BALANCE, December 31, 1995                               3,489,257            -              -             -           3,489,257
   Net income for the Predecessor Partnership              501,897            -              -             -             501,897
   Distribution to partners                             (1,109,419)           -              -             -          (1,109,419)
                                                        ----------    ---------    -----------      ---------        -----------

BALANCE, May 10, 1996                                    2,881,735            -              -             -           2,881,735
   Issuance of common stock at initial public
      offering at $6.75 per share, net of
      offering costs of $1,446,900                               -    1,585,000      9,251,850             -           9,251,850
   Transfer of partnership interests in exchange
      for common stock in the Company                   (2,881,735)   2,800,000      2,881,735             -                   -
   Net income for the Company for the period from
      May 11, 1996 to December 27, 1996                          -            -              -       984,331             984,331
                                                        ----------    ---------    -----------      ---------        -----------
BALANCE, December 27, 1996                              $        -    4,385,000    $12,133,585      $984,331         $13,117,916
                                                        ==========    =========    ===========      =========        ===========




        The accompanying notes are an integral part of these statements.

                            ZOMAX OPTICAL MEDIA, INC.

             (Successor to Zomax Optical Media Limited Partnership)

                            Statements of Cash Flows

                                                                                               (Predecessor Partnership)
                                                                                            --------------------------------
                                                                           Period From        Period From
                                                                          May 11 Through       January 1         Year Ended
                                                                           December 27,      Through May 10,    December 31,
                                                                               1996              1996                1995
                                                                          ------------       ------------       ------------
OPERATING ACTIVITIES:
   Net income                                                              $  984,331         $  501,897         $  879,974
   Adjustments to reconcile net income
      to net cash provided by (used in)
      operating activities-
         Depreciation and amortization                                        720,076            326,876            542,122
         Deferred income taxes                                                 (9,000)                 -                  -
         Changes in operating assets and liabilities:
            Accounts receivable                                            (1,153,064)           227,468         (2,527,001)
            Inventories                                                      (534,208)            58,741           (375,488)
            Prepaid expenses                                                    6,833            (15,042)           (99,397)
            Accounts payable                                                  152,894           (330,068)         1,062,782
            Accrued expenses                                                  734,493            (66,738)           335,354
            Income taxes payable                                              513,819                  -                  -
                                                                          ------------       ------------       ------------
               Net cash provided by (used in) operating activities          1,416,174            703,134           (181,654)
                                                                          ------------       ------------       ------------
INVESTING ACTIVITIES:
   Purchase of property and equipment, net                                 (2,867,837)        (1,089,210)        (2,361,683)
   Sale of financial instruments                                              249,408            265,749            519,275
   Purchase of financial instruments                                                -           (259,000)          (391,406)
                                                                          ------------       ------------       ------------
               Net cash used in investing activities                       (2,618,429)        (1,082,461)        (2,233,814)
                                                                          ------------       ------------       ------------

FINANCING ACTIVITIES:
   Capital contributions, net of issuance costs                                     -                  -          1,527,735
   Proceeds from notes payable-
      Affiliate                                                                     -                  -            207,341
      Other                                                                         -            790,500          1,845,171
   Repayment of notes payable-
      Affiliate                                                               (52,848)           (25,327)          (129,167)
      Other                                                                  (906,687)          (388,250)          (685,782)
   Short-term borrowings                                                     (300,000)           300,000                  -
   Repurchase of limited interests                                                  -                  -           (300,000)
   Distribution to partners                                                         -         (1,109,419)          (229,855)
   Proceeds from sale of common stock, net of offering costs                9,251,850                  -                  -
                                                                          ------------       ------------       ------------
               Net cash provided by (used in) financing activities          7,992,315           (432,496)         2,235,443
                                                                          ------------       ------------       ------------
               Net increase (decrease) in cash                              6,790,060           (811,823)          (180,025)

CASH AND CASH EQUIVALENTS:
   Beginning of period                                                        124,839            936,662          1,116,687
                                                                          ------------       ------------       ------------
   End of period                                                           $6,914,899         $  124,839         $  936,662
                                                                          ============       ============       ============

SUPPLEMENTAL CASH FLOW DISCLOSURE:
   Cash paid for interest                                                  $  221,155         $  135,900         $  296,524
                                                                          ============       ============       ============
   Cash paid for income taxes                                              $  162,000         $        -         $        -
                                                                          ============       ============       ============

         The accompanying notes are an integral art of these statements.

                            ZOMAX OPTICAL MEDIA, INC.

             (Successor to Zomax Optical Media Limited Partnership)

                          Notes to Financial Statements

                     December 27, 1996 and December 31, 1995


1.   Business Description:

Zomax Optical Media, Inc. (the Company) was incorporated on February 22, 1996 and completed its initial public common stock offering on May 10, 1996. Upon completion of the initial public stock offering, the Company received all of the operating assets and liabilities of Zomax Optical Media Limited Partnership in exchange for 2,800,000 shares of its common stock. Since the exchange created a new reporting entity, the financial statements of Zomax Optical Media Limited Partnership prior to the offering have been captioned Predecessor Partnership.

The Company is a full-service provider of compact discs (CDs), cassettes, diskettes and related services to a variety of customers operating primarily in North America.

2.   Summary of Significant Accounting Policies:

Revenue Recognition

The Company records sales to its customers at the time merchandise is shipped. For certain customers, merchandise is invoiced upon completion of orders with shipment occurring based on written customer instructions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Ultimate results could differ from those estimates.

Concentrations of Credit Risk

The Company markets and sells its multimedia products and services through its own sales force to a wide variety of customers, including recording studios and other producers for retail distribution, distributors, software developers, publishers, marketing groups and database suppliers.

At December 27, 1996, Metacom, Inc. (Metacom) (see Note 8) accounted for 17.9% of the Company's accounts receivable, and three unaffiliated customers accounted for 15.9%, 13.0% and 12.1% of accounts receivable.

For the year ended December 27, 1996, two customers accounted for 26.1% and 11.8% of the Company's sales. For the year ended December 31, 1995, two customers accounted for 19.1% and 15.9% of the Company's sales.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid short-term investments with original maturities of 90 days or less and are recorded at cost, which approximates market value.

Inventories

Inventories, consisting of material, labor and overhead, are stated at the lower of first-in, first-out cost or market.

Inventories were as follows:

                                          December 27,        December 31,
                                             1996                1995
                                          ------------        ------------
              Raw materials                $1,132,083          $663,707
              Finished goods                  126,316           109,272
              Work in process                   4,266            14,219
                                          ------------        ------------
                                           $1,262,665          $787,198
                                          ============        ============


Property and Equipment

Property and equipment are stated at cost. Repairs and maintenance are charged to expense as incurred, while significant betterments are capitalized. Depreciation is calculated using the straight-line method for financial reporting purposes over the following estimated useful lives:

Property and equipment consisted of the following:

                                      December 27,    December 31,
                                         1996             1995          Lives
                                      ------------    ------------    ---------

Manufacturing equipment                $8,782,310      $5,360,874      7 years
Office equipment                          630,742         129,174     5-7 years
Building improvements                     116,406         111,262    Lease term
Vehicles                                   28,918               -      5 years
                                      ------------    ------------
                                        9,558,376       5,601,310
Less- Accumulated depreciation         (1,983,875)       (938,904)
                                      ------------    ------------
Property and equipment, net            $7,574,501      $4,662,406
                                      ============    ============


Restricted Cash

Restricted cash represents amounts invested in certificates of deposit held as collateral for notes payable (see Note 3). The rights to the certificates of deposit had been assigned to the lender and were released in January 1997.

Other Assets

Other assets consist of organization costs, which are amortized over five years, and deferred taxes. At December 27, 1996 and December 31, 1995, accumulated amortization was $6,833 and $4,833, respectively.

Accrued Expenses

Accrued expenses consisted of the following:

                                               December 27,      December 31,
                                                   1996              1995
                                               ------------      ------------
              Accrued royalties                 $  793,468          $283,000
              Accrued compensation                 466,896           300,731
              Other                                249,685           135,334
                                               ------------      ------------
                                                $1,510,049          $719,065
                                               ============      ============


The Company accrues for all known royalties using estimated rates on all units manufactured. Currently, the Company has license agreements with two companies for the use of certain CD manufacturing technology. In 1995, a third company approached the Company and claimed it also owns rights to certain patented CD manufacturing technology. The Company believes that the resolution of this matter will not have a material effect on the Company's financial position or results of operations.

Income Taxes

Deferred income taxes are provided for differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, based on income tax rates in effect at the balance sheet date.

Fair Value of Financial Instruments

The financial instruments with which the Company is involved are primarily of a traditional nature. For most instruments, including cash, receivables, accounts payable, accrued expenses and short-term debt, the Company has assumed that the carrying amounts approximate fair value because of their short-term nature.

Earnings Per Share

Primary and fully diluted earnings per common share are based on the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares include the dilutive effects of stock options and warrants which are assumed to be exercised or converted to common stock at the beginning of the applicable period. Common stock and common stock equivalents issued during the 12-month period prior to the initial filing of the initial public offering have been included in the calculation as if they were outstanding for all periods presented using the treasury stock method. Fully diluted earnings per share did not differ significantly from primary earnings per share for any of the periods presented.

Stock Option Plan

The Company accounts for its stock option grants under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and provides the pro forma footnote disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123).

3.   Notes Payable:

Notes payable consist of several installment notes, with monthly installments payable through November 1999, at interest rates ranging from 8.4% to 10.5%. The notes are collateralized by certain equipment. In addition, one note was collateralized by certificates of deposits totaling $135,249 which were released subsequent to December 27, 1996. A note payable to Metacom (see Note 8) was repaid in full during 1996.

Future scheduled maturities of notes payable are as follows as of December 27, 1996:

              1997                                             $1,508,607
              1998                                              1,270,147
              1999                                                444,227
                                                               ----------
                                                               $3,222,981
                                                               ==========

4.   Bank Credit Facilities:

As of December 27, 1996, the Company had a revolving line-of-credit facility with a lender for up to $1,500,000, which expires on April 30, 1997. The interest rate is at prime (8.25% at December 27, 1996). Maximum borrowings are limited to an amount based on a formula using eligible accounts receivable and inventories ($1,500,000 as of December 27, 1996). During 1996 maximum borrowings outstanding were $300,000.

In addition, the Company has a capital expenditure term loan facility with the lender for up to $3,000,000. Borrowings under the capital expenditure term loan may be for up to 60 months, and interest rates will vary based on the length of the term loan and the interest rate structure selected. The interest rate structure that can be selected by the Company varies from a variable rate of prime plus 1/4% or a fixed rate equal to the three-year U.S. Treasury rate plus 3%.

At  December  27,  1996,   there  were  no   borrowings   under  the   revolving
line-of-credit facility, and $633,670 outstanding under the capital expenditure term loan facility.

The line-of-credit agreement and certain of the notes contain covenants related to levels of net income and net worth. The Company was in compliance with these covenants as of December 27, 1996.

5.   Shareholder's Equity:

On May 10, 1996, the Company completed the sale of 1,400,000 shares of common stock in an initial public stock offering. Subsequently, on June 17, 1996, the underwriter exercised an overallotment option and purchased an additional 185,000 shares. The Company received proceeds from the offering, net of issuance costs, of $9,251,850. The underwriter also purchased, for a nominal purchase price, warrants to purchase 140,000 shares of common stock at a price of $8.10 per share. The warrants are exercisable for a period of four years, commencing one year from the offering date.

6.   Stock Plans:

Employee Stock Purchase Plan

In March 1996, the board of directors of the Company adopted an Employee Stock Purchase Plan (the Employee Plan) effective July 1, 1996. The Employee Plan enables employees to contribute up to 10% of their compensation toward the purchase of the Company's common stock at 85% of fair market value. A total of 250,000 shares have been reserved for issuance under this plan. No shares were issued in 1996 under this plan.

Stock Option Plan

In March 1996, the board of directors of the Company adopted the 1996 Stock Option Plan (the Plan) in order to provide for the granting of stock options to employees, officers, directors and independent consultants of the Company at exercise prices not less than 100% of the fair market value of the Company's common stock on the date of grant. The Company has reserved 600,000 shares of its common stock for issuance upon exercise of options granted under the Plan. These options, which can be either incentive stock options or nonqualified options, vest over a three- to five-year schedule and expire ten years after the grant date.

Information regarding the Company's stock option plan is summarized below:

                                                               1996
                                                       ------------------------
                                                                     Weighted
                                                                      Average
                                                       Shares     Exercise Price
                                                       --------   --------------
        Options outstanding, beginning of period              -          $ -
           Granted                                      395,000            6.79
           Canceled                                     (35,000)           6.75
           Exercised                                          -            -
                                                        -------          ------
        Options outstanding, end of period              360,000          $ 6.79
                                                        =======          ======
        Options exercisable, end of period               62,500          $ 6.75
                                                        =======          ======
        Weighted average fair value of
           options granted                                               $ 5.95
                                                                         ======

Options outstanding at December 27, 1996 have an exercise price ranging between $6.75 and $8.00 and a weighted average remaining contractual life of 9.39 years.

The Company accounts for its stock option grants under APB 25. Since options have been granted at not less than the market value on the date of grant, no compensation expense has been recognized for the stock options granted. Had compensation cost of option grants been determined consistent with SFAS 123, the Company's income and earnings per share, on a pro forma basis, would have been reported as follows:

                                                               1996
                                                               ----
         Net income:
            As reported                                      $984,331
            Pro forma                                         614,331
         Primary and fully diluted earnings per share:
             As reported                                         0.23
             Pro forma                                           0.14

In determining the compensation cost of the options granted during 1996, as specified by SFAS 123, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model, and the weighted average assumptions used in these calculations are summarized below:


              Risk-free interest rate                           6.97%
              Expected life of options granted               10 years
              Expected volatility of options granted           76.45%

7.   Income Taxes:

The provision for income taxes for the Company for the period from May 11, 1996 to December 27, 1996 was as follows:

              Current                                        $677,000
              Deferred                                         (9,000)
                                                             --------
              Total provision                                $668,000
                                                             ========

The components of the deferred tax asset, which is classified as a component of other assets, at December 27, 1996 was as follows:

              Accounts receivable reserves                   $202,000
              Accrued liabilities                             292,000
              Long-lived assets                              (485,000)
                                                             --------
              Net deferred tax asset                         $  9,000
                                                             ========

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

                                                                  Predecessor Partnership
                                                                          (Pro Forma)
                                                 Period From       Period From
                                                   May 11           January 1
                                                   Through           Through          Year Ended
                                                December 27,         May 10,         December 31,
                                                    1996               1996              1995
                                                ------------        -----------      ------------
Statutory federal income tax rate                   34.0%            34.0%               34.0%
State income taxes, net of federal
    income tax benefit                               4.1              4.0                 4.0
Other                                                2.3              0.9                 0.6
                                                ------------        -----------      ------------
Effective income tax rate                           40.4%            38.9%               38.6%
                                                ============        ===========      ============


8.   Related-Party Transactions:

A  significant   shareholder   of  the  Company,   Metacom,   provides   certain
administrative functions, including costs of occupancy, to the Company for a monthly fee. Charges for these services were as follows:

                                                        1996          1995
                                                      --------      --------
              Administrative support                  $ 88,194      $139,670
              Occupancy                                460,218       380,780
                                                      --------      --------
                                                      $548,412      $520,450
                                                      ========      ========


In addition, the Company reimbursed Metacom $117,407 and $56,622 in 1996 and 1995, respectively, for certain expenditures for the Company.

Metacom Manufacturing Assets--Manufacturing Agreement

In January 1995, the Company acquired the entire manufacturing operation of Metacom in exchange for $318,000 in cash, two promissory notes totaling $207,341, the assumption of $42,085 of Metacom's liabilities and limited interests in the Predecessor Partnership which, upon completion of the initial public offering, were exchanged for common stock of the Company (see Note 1). Both promissory notes were paid in full and canceled during 1995 and 1996.

As a result of the common control of the Predecessor Partnership and Metacom, the acquisition was accounted for essentially as a pooling of interests and no value was assigned to the limited partnership units issued in the transaction. The difference of $62,810 between the cash and note payable consideration, the assumed liability and Metacom's historical net book value of the net assets of the manufacturing operation received was treated as a distribution of partners' capital in the accompanying financial statements.

In connection with this transaction, Metacom and the Company entered into a manufacturing agreement (the Agreement) whereby Metacom must purchase a minimum of two million audio cassettes and one million CDs from the Company under normal trade terms. The Agreement was to expire in December 1997. However, in 1996 Metacom did not fulfill its purchase commitment. As a result, the Company and Metacom have agreed to allow Metacom to make up the 1996 shortfall during 1997 in exchange for a contract extension until the year 2000. This contract extension specifies that Metacom is to purchase all of its supply of CDs and audio cassettes exclusively from the Company under normal trade terms. No minimum quantities have been established.

Metacom  purchases   totaled   $1,587,000  and  $2,524,000  in  1996  and  1995,
respectively.

9.   Commitments and Contingencies:

Litigation

The Company is involved in claims arising in the normal course of business. In management's opinion, the final resolution of these claims should not have a material adverse effect on the Company's financial position or results from operations.

Operating Leases

The Company is committed under an operating lease with Metacom for the rental of manufacturing, warehouse and office facilities. The initial lease term is for three years ending December 31, 1997, and provides for renewal options of three 3-year periods. In addition, the Company is obligated to pay a proportionate share of real estate taxes, insurance, utilities, repairs and maintenance, and common area costs. Based on current space rented, annual rental expense is $575,000.

Purchase Commitments

In  February  1997,  the Company  committed  to the  purchase  of  approximately
$4,000,000 of manufacturing equipment to provide in-house mastering for its customers. The Company plans to finance the equipment on a long-term basis.

Employment Agreement

The Company has in place an employment agreement with its chief executive officer which provides for base compensation, bonus payments of 5% of the Company's earnings before taxes, as defined, and a severance payout in case employment is terminated under conditions specified in the agreement. The agreement expires on December 31, 1998.

10.  Events Subsequent to December 27, 1996:

In February 1997, the Company signed a letter of intent to purchase all outstanding shares of Benchmark Media Services, Inc., a manufacturer, replicator and marketer of CDs and diskettes.